Mill Road Capital III, L.P.
334 Pemberwick Road, Second Floor
Greenwich, CT 06831
(203) 987-3500

March 3, 2025

<u>Via FEDEX</u>

Landsea Homes Corporation
1717 McKinney Avenue, Suite 1000
Dallas, TX 75202
Attn: Corporate Secretary

      Re: Notice of Intention to Nominate Persons for Election as Directors at the 2025 Annual Meeting of Stockholders of Landsea Homes Corporation

Ladies and Gentlemen:

Mill Road Capital III, L.P., a Cayman Islands exempted limited partnership ("**Mill Road Capital**"), pursuant to Section 2.10(a)[1] of Article II of the Bylaws (the "**Bylaws**") of Landsea Homes Corporation, a Delaware corporation (the "**Company**"), hereby notifies the Company that it intends to nominate three (3) persons for election to the Board of Directors of the Company (the "**Board**") at the 2025 Annual Meeting of Stockholders of the Company, or any other meeting of stockholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the "**Annual Meeting**").

This letter, including the Exhibits attached hereto, is referred to as the "**Notice**." The persons Mill Road Capital intends to nominate for election to the Board are Messrs. Thomas E. Lynch, Deven H. Petito and Donald J. Tringali (each a "**Nominee**" and collectively, the "**Nominees**"). This Notice, in addition to being a notice of nomination under Section 2.10(a) of Article II of the Bylaws, is also a request that the Company name the Nominees in its proxy statement as nominees for election to the Board at the Annual Meeting.

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[1] All references to the Bylaws of the Company are references to the Second Amended and Restated Bylaws of the Company filed as Exhibit 3.2 to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (the "**Commission**") on January 13, 2021. Mill Road Capital has relied upon the Company's compliance with its obligations under the Securities Exchange Act of 1934, as amended, Form 10-K, Form 10-Q, Form 8-K and the requirements of Item 601(b)(3) of Regulation S-K to file complete and accurate copies of its certificate of incorporation and bylaws as currently in effect.

To the extent that the Company might purport to increase the size of the Board and/or the number of directors to be elected at the Annual Meeting, Mill Road Capital reserves the right to nominate additional nominees (each, an "**Additional Nominee**") for election to the Board at the Annual Meeting. Any such additional nominations would be without prejudice to the issue of whether such attempted action by the Company was valid under the circumstances. Additionally, if, due to death, disability or other unforeseen circumstance, any Nominee or any Additional Nominee is unable to stand for election at the Annual Meeting, Mill Road Capital reserves the right to nominate one or more alternate nominees, as applicable, in place of such Nominee or Additional Nominee(s) (each an "**Alternate Nominee**"). In either event, Mill Road Capital will give prompt notice to the Company of its intent to nominate any Additional Nominees or Alternate Nominees at the Annual Meeting. Except where the context otherwise requires, the term "Nominee" as used in this Notice shall be deemed to include any and all Additional Nominees and Alternate Nominees, as applicable.

Pursuant to Sections 2.10(a)(ii)(A), (C) and (D) of Article II of the Bylaws, the undersigned hereby sets forth the following:

(a)   The stockholder giving this Notice and intending to make the nominations set forth herein is Mill Road Capital III, L.P. Mill Road Capital is not purporting to act on behalf of any beneficial owner of the shares of Common Stock, par value $0.0001 per share, of the Company (the "**Common Stock**") owned beneficially or of record by Mill Road Capital.

(b)   The name and address of Mill Road Capital, as we believe they appear on the Company's books, are:

> MILL ROAD CAPITAL III L.P.
> 328 PEMBERWICK ROAD
> GREENWICH, CT 06831

(c)   Mill Road Capital is the beneficial owner of 2,370,737 shares of Common Stock, or approximately 6.5% of the Common Stock, 100 shares of which are held of record.[2] Mill Road Capital's street address is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831. Mill Road Capital will notify the Company in writing of the class and number of shares owned of record by it within five business days after the record date for the Annual Meeting (or, if the Company seeks to prevent Mill Road Capital's compliance with such reporting obligation by failing to publicly disclose, in

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[2] Through its broker, or directly, Mill Road Capital holds, and thus has sole voting and dispositive power over, 2,370,737 shares of Common Stock. Mill Road Capital III GP LLC, a Cayman Islands limited liability company and the sole general partner of Mill Road Capital ("**Fund III GP**"), also has sole authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares of Common Stock on behalf of Mill Road Capital, and Mr. Lynch has shared authority to vote (or direct the vote of), and to dispose (or direct the disposal) of, these shares on behalf of Fund III GP. Accordingly, each of Mill Road Capital, Fund III GP and Mr. Lynch beneficially owns 2,370,737 shares of Common Stock, or approximately 6.5% of the outstanding shares of Common Stock (based on a total of 36,330,297 shares of the Common Stock issued and outstanding as of February 21, 2025 as reported in the most recent annual report on Form 10-K of the Company for its fiscal year ended December 31, 2024).

a communication complying with Regulation FD, the record date for the Annual Meeting a reasonable time in advance thereof, within five business days after the date of the Company's public announcement of such record date).

(d)   Mill Road Capital hereby represents that it is a stockholder of record of Common Stock entitled to vote at the Annual Meeting for the election of directors and that it intends to continue to be a stockholder of record through the Annual Meeting and to appear in person or by proxy at the Annual Meeting to nominate the Nominees specified herein.

(e)   Certain information regarding Mill Road Capital required to be disclosed pursuant to Sections 2.10(a)(ii)(C) and (D) of Article II of the Bylaws is set forth in Exhibit A attached hereto. For ease of reference, certain information set forth in the body of the Notice is also set forth in Exhibit A.

(f)   Certain information regarding Mr. Tringali required to be disclosed pursuant to Section 2.10(a)(ii)(A) of Article II of the Bylaws is set forth in Exhibit B-1 attached hereto.

(g)   Attached hereto as Exhibit B-2 is a written undertaking executed by Mr. Tringali acknowledging that Mr. Tringali:

- consents to being named in the Company's and Mill Road Capital's proxy statements as a nominee for election as a director of the Company and to serving as a director if elected,

- intends to serve as a director for the full term for which he is standing for election, and

- makes the following representations:

  o   that Mr. Tringali is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how he, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Company; or (2) that could limit or interfere with his ability to comply, if elected as a director, with his fiduciary duties under applicable law;

  o   that Mr. Tringali is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his service or action as a director or nominee that has not been disclosed to the Company; and

  o   that, if elected as a director, Mr. Tringali will comply with all of the Company's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Company's policies and guidelines applicable to directors.

(h)   Certain information regarding Mr. Lynch required to be disclosed pursuant to Section 2.10(a)(ii)(A) of Article II of the Bylaws is set forth in Exhibit C-1 attached hereto.

(i)   Attached hereto as Exhibit C-2 is a written undertaking executed by Mr. Lynch acknowledging that Mr. Lynch:

- consents to being named in the Company's and Mill Road Capital's proxy statements as a nominee for election as a director of the Company and to serving as a director if elected,

- intends to serve as a director for the full term for which he is standing for election, and

- makes the following representations:

  o   that Mr. Lynch is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how he, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Company; or (2) that could limit or interfere with his ability to comply, if elected as a director, with his fiduciary duties under applicable law;

  o   that Mr. Lynch is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his service or action as a director or nominee that has not been disclosed to the Company[3]; and

  o   that, if elected as a director, Mr. Lynch will comply with all of the Company's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Company's policies and guidelines applicable to directors.

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[3] Mill Road Capital hereby discloses to the Company that each of Messrs. Lynch and Petito is entitled to certain customary rights of indemnification, to the fullest extent permitted by law, and advancement of expenses under each of the limited partnership agreement of Mill Road Capital, the limited liability company agreement of the general partner of Mill Road Capital and the limited liability company agreement of the manager of Mill Road Capital, which rights may apply to liabilities and expenses (including judgments, fines, penalties, amounts paid in settlement, attorneys' fees and costs of investigation) incurred by reason of the service, actions and omissions of such individual in a capacity with a portfolio company of Mill Road Capital (such as the Company), in each case subject to various conditions, limitations, exceptions and exclusions.

(j)   Certain information regarding Mr. Petito required to be disclosed pursuant to Section 2.10(a)(ii)(A) of Article II of the Bylaws is set forth in <u>Exhibit D-1</u> attached hereto.

(k)   Attached hereto as <u>Exhibit D-2</u> is a written undertaking executed by Mr. Petito acknowledging that Mr. Petito:

- consents to being named in the Company's and Mill Road Capital's proxy statements as a nominee for election as a director of the Company and to serving as a director if elected,

- intends to serve as a director for the full term for which he is standing for election, and

- makes the following representations:

  o   that Mr. Petito is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how he, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Company; or (2) that could limit or interfere with his ability to comply, if elected as a director, with his fiduciary duties under applicable law;

  o   that Mr. Petito is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with his service or action as a director or nominee that has not been disclosed to the Company; and

  o   that, if elected as a director, Mr. Petito will comply with all of the Company's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Company policies and guidelines applicable to directors.

(l)   Mill Road Capital believes that each of the Nominees is "independent" under the Nasdaq listing rules.

Pursuant to Rule 14a-19(b) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), (a) this notice has been postmarked or transmitted electronically to the Company at its principal executive office no later than 60 calendar days prior to the anniversary of the date of the Company's 2024 Annual Meeting of Stockholders (which was held on June 5, 2024), (b) this notice includes the names of all nominees for whom Mill Road Capital currently intends to solicit proxies and (c) Mill Road Capital hereby states that it intends to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Company's nominees. If any change occurs with respect to Mill Road Capital's intent to solicit the holders of shares representing at least 67% of the voting power of shares entitled to vote on the election of directors in support of director nominees other than the Company's nominees or with respect to the names of Mill Road Capital's nominees, Mill Road Capital will notify the Company promptly.

In connection with any solicitation by Mill Road Capital of proxies in support of the Nominees, the Nominees may themselves solicit proxies. It is anticipated that certain regular employees or members of Mill Road Capital and Mill Road Capital Management LLC, an affiliated entity of Mill Road Capital, will participate in any solicitation of proxies that Mill Road Capital may undertake in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies. It is anticipated that any proxies would be solicited by mail, courier services, telephone, facsimile, press release, electronic mail, text message, website or social media posting, electronic forum, recorded communication, other form of electronic communication or in person. In connection with any solicitation of proxies in support of the Nominees, it is anticipated that Mill Road Capital will retain a proxy solicitor, who may assist with the solicitation of proxies. It is anticipated that the costs related to any solicitation of proxies, including expected expenditures for attorneys, accountants, public relations and financial advisors, proxy solicitors, advertising, printing, transportation and related expenses, will be borne by Mill Road Capital. To the extent legally permissible, Mill Road Capital may seek reimbursement from the Company for those expenses if one or more of the Nominees is elected. Mill Road Capital does not currently intend to submit the question of such reimbursement to a vote of the stockholders.

Except as set forth in this Notice, to the knowledge of Mill Road Capital as of the date hereof, (i) no Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past ten years; (ii) no Nominee owns any securities of the Company (or any parent or subsidiary of the Company), directly or indirectly, beneficially or of record, or has purchased or sold any securities of the Company within the past two years, and no associate of any Nominee beneficially owns, directly or indirectly, any securities of the Company; (iii) no Nominee is, or was within the past year, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (iv) there is no transaction or series of similar transactions since January 1, 2022, or currently proposed transaction or series of similar transactions, in which the Company or any of its subsidiaries was or is to be a participant, in which the amount involved exceeds $120,000 and in which any Nominee or any associate of any Nominee, or any member of the immediate family (including any person (other than a tenant or employee) sharing the same household) of any Nominee or of any associate of any Nominee, had or will have a direct or indirect material interest; (v) no Nominee or associate of any Nominee has any arrangement or understanding with any person (a) with respect to any future employment by the Company or its affiliates or (b) with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (vi) no Nominee has any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the Annual Meeting[4], except his interest in being nominated for election as a director; (vii) there are no material proceedings to which any Nominee or any associate of any Nominee is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries; (viii) no occupation or employment (including positions or offices with the Company) is or was, during the last five years, carried on by any Nominee with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company; (ix) there exist no family relationships between any Nominee and any other Nominee, or any director or executive officer of the Company or any person known by Mill Road Capital or any Nominee to be nominated or chosen by the Company to become a director or executive officer of the Company[5]; (x) during the last ten years, no Nominee was involved in any of the events that are described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of such Nominee to become a director of the Company; and (xi) no Nominee or associate of any Nominee has been awarded or paid, earned or received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation from, or in respect of services rendered to or on behalf of, the Company and its subsidiaries that is required to be disclosed under, or is subject to any arrangement described in, Item 402 of Regulation S-K.

Mill Road Capital expects that, at the request of the Board, each Nominee will furnish to the Company completed questionnaires and such other information as the Board may reasonably request to determine the eligibility of such Nominee to serve as an independent director of the Company or that could be material to a reasonable stockholder's understanding of the independence, or lack thereof, of such Nominee (without conceding the validity of any such requirement or request for additional information).

Mill Road Capital understands that certain information regarding the Annual Meeting (including, but not limited to, the record date, the number of voting shares outstanding and the date, time and place of the Annual Meeting) and the Company (including, but not limited to, various committees of the Board and deadlines for stockholder proposals, compensation of directors and beneficial ownership of the Company's securities) will be set forth in the Company's proxy statement on Schedule 14A, to be filed with the Commission by the Company with respect to the Annual Meeting, and in certain other Commission filings made or to be made by the Company and third parties under Sections 13 and 16 of the Exchange Act. To the extent the Company believes any such information is required to be set forth in this Notice, Mill Road Capital hereby refers the Company to such filings. Mill Road Capital accepts no responsibility for any information set forth in any such filings not provided by Mill Road Capital.

The Exhibits attached hereto are hereby incorporated into and made a part of this Notice. Accordingly, all matters disclosed in any part of this Notice, including the Exhibits, shall be

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[4] To the knowledge of Mill Road Capital, the Company has not yet disclosed the matters to be acted upon at the Annual Meeting.

[5] Mill Road Capital is not aware of the identity of any person to be nominated or chosen by the Company to become a director or executive officer of the Company, other than the Company's existing directors and executive officers.

deemed disclosed for all purposes of this Notice. Any capitalized term appearing in one of the Exhibits that is not defined in such Exhibit shall have the meaning given to such term in the body of this Notice or in such other Exhibit that defines such term, as the case may be, as applicable.

Mill Road Capital trusts that this Notice complies in all respects with the Bylaws and applicable law. If the Company believes this Notice is incomplete or otherwise deficient in any respect, please notify us immediately in writing of such alleged deficiencies. Mill Road Capital reserves the right, following receipt of any such notice, to either challenge, or attempt to cure, any alleged deficiencies. Mill Road Capital also reserves the right to give further notice of additional business or nominations to be conducted or made at the Annual Meeting or other meeting of the Company's stockholders, to revise the nominations described herein, or not to present any one or more nominations described herein.

Please be advised that, notwithstanding the compliance by Mill Road Capital with the relevant provisions of the Bylaws, neither the delivery of this Notice in accordance with the terms of the Bylaws nor the delivery of additional information, if any, provided to the Company from and after the date hereof by or on behalf of Mill Road Capital or any other person shall be deemed to constitute an admission that this Notice is in any way defective or as to the legality or enforceability of any particular provision of the Bylaws or any other matter, or a waiver by Mill Road Capital or any other person of its right to contest or challenge the enforceability thereof or of any other matter.

If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Nominees at the Annual Meeting, or if any individual Nominee shall be unable to serve for any reason, then in addition to any other rights or remedies Mill Road Capital may have, this Notice shall continue to be effective with respect to the remaining Nominee(s) and as to any replacement Nominee(s) selected by Mill Road Capital.

Please address any correspondence or questions to Mill Road Capital Management LLC at 328 Pemberwick Road, Greenwich, CT 06831 to the attention of Deven H. Petito, telephone (203) 987-3500, email: dpetito@millroadcapital.com (with a copy to our counsel, Foley Hoag LLP, Seaport West, 155 Seaport Blvd., Boston, MA 02210, Attention: John D. Hancock, Esq., telephone (617) 832-1201, email: jhancock@foleyhoag.com).

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Very truly yours,

Mill Road Capital III, L.P.

By: Mill Road Capital III GP LLC,
        its General Partner

By: /s/ Thomas E. Lynch
       Thomas E. Lynch
       Management Committee Director

cc: Deven H. Petito
          Donald J. Tringali

Exhibit A

Information regarding Mill Road Capital

Section 2.10(a)(ii)(C)(1) of Article II of the Bylaws

[A]s to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed: the name and address of such stockholder, as they appear on the Corporation's books, and the name and address of such beneficial owner

The name and address of Mill Road Capital, as we believe they appear on the Company's books, are:

MILL ROAD CAPITAL III L.P.
328 PEMBERWICK ROAD
GREENWICH, CT 06831

Section 2.10(a)(ii)(C)(2) of Article II of the Bylaws

[A]s to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed: the class or series and number of shares of stock of the Corporation which are owned of record by such stockholder and such beneficial owner as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation owned of record by the stockholder and such beneficial owner as of the record date for the meeting

Mill Road Capital is the beneficial owner of 2,370,737 shares of Common Stock, or approximately 6.5% of the Common Stock, 100 shares of which are held of record. Mill Road Capital represents that it will notify the Company in writing of the class and number of shares owned of record by it within five business days after the record date for the Annual Meeting (or, if the Company seeks to prevent Mill Road Capital's compliance with such reporting obligation by failing to publicly disclose, in a communication complying with Regulation FD, the record date for the Annual Meeting a reasonable time in advance thereof, within five business days after the date of the Company's public announcement of such record date).

Section 2.10(a)(ii)(C)(3) of Article II of the Bylaws

[A]s to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made or the other business is proposed: a representation that the stockholder (or a qualified representative of the stockholder) intends to appear at the meeting to make such nomination or propose such business

Mill Road Capital represents that it (or its qualified representative) intends to appear in person or by proxy at the Annual Meeting to make the nomination described in this Notice.

Section 2.10(a)(ii)(D)(1) of Article II of the Bylaws

As to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each director, executive officer, managing member or control person of such entity (any such individual or control person, a "control person"): the class or series and number of shares of stock of the Corporation which are beneficially owned by such stockholder or beneficial owner and by any control person as of the date of the notice, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of the class or series and number of shares of stock of the Corporation beneficially owned by such stockholder or beneficial owner and by any control person as of the record date for the meeting

> Mill Road Capital is the beneficial owner of 2,370,737 shares of Common Stock, or approximately 6.5% of the Common Stock, 100 shares of which are held of record.

> Mill Road Capital III GP LLC ("**Fund III GP**") is the general partner of Mill Road Capital. The principal business of Fund III GP is to act as the sole general partner of Mill Road Capital. Fund III GP is controlled by a Management Committee consisting of Mr. Lynch, Mr. Petito and Eric Yanagi. Mr. Lynch has shared power to vote and dispose of the shares of Common Stock beneficially owned by Mill Road Capital. Accordingly, Mr. Lynch may be deemed a beneficial owner of the 2,370,737 shares of Common Stock beneficially owned by Mill Road Capital. Neither of Messrs. Petito and Yanagi has beneficial ownership of any shares of Common Stock.

> Mill Road Capital represents that it will notify the Company in writing of the class and number of shares beneficially owned by it and by any control person of it within five business days after the record date for the Annual Meeting (or, if the Company seeks to prevent Mill Road Capital's compliance with such reporting obligation by failing to publicly disclose, in a communication complying with Regulation FD, the record date for the Annual Meeting a reasonable time in advance thereof, within five business days after the date of the Company's public announcement of such record date).

Section 2.10(a)(ii)(D)(2) of Article II of the Bylaws

As to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each control person: a description of any agreement, arrangement or understanding with respect to the nomination or other business between or among such stockholder, beneficial owner or control person and any other person, including, without limitation any agreements that would be required to be disclosed pursuant to Item 5 or Item 6 of Exchange Act Schedule 13D (regardless of whether the requirement to file a Schedule 13D is applicable) and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting

Mill Road Capital has entered into a Nomination Agreement with Mr. Tringali pursuant to which, among other things, Mr. Tringali will be indemnified against certain potential liabilities that might arise in connection with being named as a Nominee and related matters. Mill Road Capital will also reimburse Mr. Tringali or directly pay for certain expenses, which Mill Road Capital expects to be nominal, that may be incurred by Mr. Tringali in connection with his serving as a Nominee. The agreement addresses certain additional matters, including, among other things, representations of Mr. Tringali as to certain matters such as the accuracy of information provided to Mill Road Capital, Mr. Tringali's acknowledgement of his fiduciary obligations to the shareholders of the Company, if elected, and his obligation to update information provided to Mill Road Capital. Except for the agreement described above and as otherwise set forth in the Notice, there is no agreement, arrangement or understanding between or among Mill Road Capital, any control person of Mill Road Capital and any Nominee or other person or persons with respect to Mill Road Capital's nomination of the Nominees. Mill Road Capital represents that it will notify the Company in writing of any such agreement, arrangement or understanding in effect as of the record date for the Annual Meeting within five business days after the record date (or, if the Company seeks to prevent Mill Road Capital's compliance with such reporting obligation by failing to publicly disclose, in a communication complying with Regulation FD, the record date for the Annual Meeting a reasonable time in advance thereof, within five business days after the date of the Company's public announcement of such record date).

Section 2.10(a)(ii)(D)(3) of Article II of the Bylaws

As to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each control person: a description of any agreement, arrangement or understanding (including, without limitation, any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder, beneficial owner or control person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the share price of any class or series of the Corporation's stock, or maintain, increase or decrease the voting power of the stockholder, beneficial owner or control person with respect to securities of the Corporation, and a representation that the stockholder will notify the Corporation in writing within five business days after the record date for such meeting of any such agreement, arrangement or understanding in effect as of the record date for the meeting

Mill Road Capital is not, and no control person of Mill Road Capital is, a party to any agreement, arrangement or understanding of the type described in Section 2.10(a)(ii)(D)(3) of Article II of the Bylaws. Mill Road Capital represents that it will notify the Company in writing of any such agreement, arrangement or understanding in effect as of the record date for the Annual Meeting within five business days after the record date for the Annual Meeting (or, if the Company seeks to prevent Mill Road Capital's compliance with such reporting obligation by failing to publicly disclose, in a communication complying with Regulation FD, the record date for the Annual Meeting a reasonable time in advance thereof, within five business days after the date of the Company's public announcement of such record date).

Section 2.10(a)(ii)(D)(4) of Article II of the Bylaws

As to the stockholder giving the notice or, if the notice is given on behalf of a beneficial owner on whose behalf the nomination is made or the other business is proposed, as to such beneficial owner, and if such stockholder or beneficial owner is an entity, as to each control person: a representation whether the stockholder or the beneficial owner, if any, will engage in a solicitation with respect to the nomination or other business and, if so, the name of each participant in such solicitation (as defined in Item 4 of Schedule 14A under the Exchange Act) and whether such person intends or is part of a group which intends to deliver a proxy statement and/or form of proxy to holders of shares representing at least 50% of the voting power of the Corporation's stock entitled to vote generally in the election of directors in the case of a nomination, or holders of at least the percentage of the Corporation's stock required to approve or adopt the business to be proposed in the case of other business

Mill Road Capital represents that its current intention is to engage in a solicitation with respect to the nominations described in this Notice and to deliver a proxy statement and form of proxy to holders of shares representing at least 50% of the voting power of the Company's stock entitled to vote generally in the election of directors. Mill Road Capital represents that the participants in such solicitation are Mill Road Capital, Mill Road Capital Management LLC and the Nominees. In connection with any solicitation by Mill Road Capital of proxies in support of the Nominees, the Nominees may themselves solicit proxies. It is anticipated that certain regular employees or members of Mill Road Capital and Mill Road Capital Management LLC, including Messrs. Lynch, Petito and Yanagi, will participate in any solicitation of proxies that Mill Road Capital may undertake in support of the Nominees. Such employees will receive no additional consideration if they assist in the solicitation of proxies. In connection with any solicitation of proxies in support of the Nominees, it is anticipated that Mill Road Capital will retain a proxy solicitor, who may assist with the solicitation of proxies.

Other Information

Set forth below is certain additional information regarding Mill Road Capital III, L.P., Fund III GP and Mill Road Capital Management LLC, which may, among other things, be deemed to be associates of Messrs. Lynch and Petito or members of a group. By including such information, Mill Road Capital does not concede that any such information is required to be disclosed in this Notice.

Mill Road Capital is a Cayman Islands exempted limited partnership. The principal business of Mill Road Capital is to operate as an investment firm that focuses primarily on investments in small, publicly traded companies.

The principal business of Fund III GP is to act as the sole general partner of Mill Road Capital. The address of Fund III GP is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831. The name, business address, present principal occupation and employment history of each person controlling Fund III GP are set forth at the end of this Exhibit A. Each of Messrs. Lynch, Petito and Yanagi is a Management Committee Director of Fund III GP. Mr. Lynch has shared power to vote and dispose of the shares of Common Stock beneficially owned by Mill Road Capital. Neither of Messrs. Petito and Yanagi has beneficial ownership of any shares of Common Stock.

Mill Road Capital Management LLC ("**Mill Road Mgtco**") is a Delaware limited liability company and an affiliate of Fund III GP. The principal business of Mill Road Mgtco is to provide advisory and administrative services to Mill Road Capital and certain other investment funds and accounts. The street address of Mill Road Mgtco is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

Set forth below are the name, present principal occupation or employment, and material occupations, positions, offices or employment for the past five years of each member of the Management Committee of Fund III GP, which controls Fund III GP. The principal business address of each member of the Management Committee of Fund III GP is 334 Pemberwick Road, Second Floor, Greenwich, CT 06831.

Thomas E. Lynch is a Management Committee Director of Fund III GP, Mill Road II GP LLC ("**Fund II GP**"), the general partner of Mill Road Capital II, L.P., and Mill Road Capital GP LLC ("**Fund I GP**"), the general partner of Mill Road Capital, L.P. Mr. Lynch's present principal occupation or employment is as a Management Committee Director of Fund III GP, Fund II GP and Fund I GP and of Mill Road Mgtco, which provides advisory and administrative services to Fund III GP, Fund II GP and Fund I GP. Mr. Lynch is also the Senior Managing Director of Mill Road Mgtco. Prior to forming Mill Road Mgtco, Mr. Lynch was the founder and a Managing Director of Lazard Capital Partners. Prior to Lazard, Mr. Lynch was a Managing Director at The Blackstone Group and previously, was a consultant at Monitor Group Company LP, the consulting firm founded by Michael Porter.

Deven Petito is a Management Committee Director of Fund III GP and Fund II GP. Mr. Petito is responsible for origination and execution of private equity transactions as well as portfolio company monitoring and management. He also leads new idea generation and investment due diligence for Mill Road Mgtco's public equity portfolio. Mr. Petito began his investing career in the Private Equity Group at Kohlberg Kravis Roberts & Co. (KKR). Prior to joining KKR, Mr. Petito worked in the Investment Banking Division at Morgan Stanley.

Eric Yanagi is a Management Committee Director of Fund III GP and Fund II GP. Prior to joining Mill Road Mgtco, Mr. Yanagi was an investment professional at Nautic Partners, a middle-market private equity firm focused on healthcare, industrials, and services. Earlier in his career, he was an investment banker in the Mergers & Acquisitions Group at Credit Suisse.

Nominee Information for Donald J. Tringali

Section 2.9(a)(i) of Article II of the Bylaws

A written representation and agreement, which shall be signed by such person and pursuant to which such person shall represent and agree that such person: (A) consents to serving as a director if elected and (if applicable) to being named in the Corporation's proxy statement and form of proxy as a nominee, and currently intends to serve as a director for the full term for which such person is standing for election; (B) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how the person, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Corporation; or (2) that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation; and (D) if elected as a director, will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors (which will be promptly provided following a request therefor)

> Such representation and agreement is attached hereto as Exhibit B-2. By this Notice, Mill Road Capital requests that the Company provide it with copies of its corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and all of its other policies and guidelines applicable to directors.

Section 2.10(a)(ii)(A) of Article II of the Bylaws

If such notice pertains to the nomination of directors, as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and (2) the information required to be submitted by nominees pursuant to Section 2.9(a)(i) above

> Mr. Tringali, 67, serves as the Chief Executive Officer of Augusta Advisory Group, a boutique financial and business consulting firm providing a full range of executive, operations and corporate advisory services to companies, a position he has held since founding the firm in 2001. Prior to founding Augusta Advisory Group, Mr. Tringali served as the Executive Vice President of Telemundo Group, Inc., a major media company serving the Hispanic population in the United States, from 1996 to 2001. Mr. Tringali has extensive experience serving on the boards of directors of public and private companies, including service as chairman, as well as on the audit, compensation, nominating and governance and committees of those companies. He currently serves on

the boards of directors of Natural Gas Services Group, Inc., a New York Stock Exchange-traded provider of natural gas compressors and related services, Swiss Water Decaffeinated Coffee, Inc., a green coffee decaffinator traded on the Toronto Stock Exchange, and POSaBIT Systems Corporation, a point-of-sale and payments company focusing on the cannabis industry that is traded on the Canadian Stock Exchange. Mr. Tringali served as a director, and later as the Chairman of the Board, of National Technical Systems, Inc., a Nasdaq-traded international testing and engineering firm, from 1999 through its sale to a private equity firm in 2013. He is the former Executive Chairman of the Board of Cartesian, Inc., a Nasdaq-traded international telecommunications consulting company that was sold to a private equity group in 2018, and served as a director of Firefly Neuroscience, Inc, formerly WaveDancer, Inc., a Nasdaq-traded provider of information technology consulting and software development services for the government and private sector from May 2021 to July 2023. Mr. Tringali began his career as a corporate attorney in Los Angeles, where he represented public and private companies in general business matters and mergers and acquisitions transactions. Mr. Tringali holds a Bachelor of Arts in Economics from UCLA and a Juris Doctor from Harvard Law School.

Mr. Tringali has extensive board experience, including as a member or chairman of audit, compensation, and nominating and governance committees, which, together with his experience as a public company executive, enables him to contribute valuable insights into effective governance and oversight systems.

Mill Road Capital understands that Mr. Tringali does not own, beneficially or of record, any shares of Common Stock or any other capital stock of the Company.

Mill Road Capital does not believe that any information concerning Mr. Tringali would be required to be disclosed in a proxy statement soliciting proxies for the election of Mr. Tringali as a director of the Company in an election contest, other than information otherwise disclosed in the Notice.

Tringali Undertaking

Consent

I hereby consent to being a nominee of Mill Road Capital III, L.P. ("**Mill Road Capital**") for election as a director of Landsea Homes Corporation, a Delaware corporation (the "**Company**"), at the annual meeting of the stockholders of the Company to be held in 2025 or any special meeting of stockholders held in lieu thereof, to being named as a nominee in any and all proxy statements and in any and all other proxy solicitation materials proposed by the Company or Mill Road Capital in connection with the solicitation of proxies in favor of the election of directors of the Company, and to serving as a director of the Company if elected. I intend to serve as a director of the Company, if so elected, for the full term for which I have been nominated.

I hereby represent and agree that: (i) I am not and will not become a party to any agreement, arrangement or understanding with, and have not given any commitment or assurance to, any person or entity: (1) as to how I, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Company; or (2) that could limit or interfere with my ability to comply, if elected as a director, with my fiduciary duties under applicable law; (ii) I am not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Company, provided, that while I have no present plan or intention to enter into any such agreement, arrangement or understanding with any person or entity other than the Company, I make this representation without prejudice to my ability to enter

into any such agreement with prompt disclosure to the Company; and (iii) if elected as a director,

I will comply with all of the Company's corporate governance, conflict of interest,

confidentiality, and stock ownership and trading policies and guidelines, and any other

Company's policies and guidelines applicable to directors.

/s/ Donald J. Tringali
Donald J. Tringali

Dated March 3, 2025

Exhibit C-1

Nominee Information for Thomas Lynch

Section 2.9(a)(i) of Article II of the Bylaws

A written representation and agreement, which shall be signed by such person and pursuant to which such person shall represent and agree that such person: (A) consents to serving as a director if elected and (if applicable) to being named in the Corporation's proxy statement and form of proxy as a nominee, and currently intends to serve as a director for the full term for which such person is standing for election; (B) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how the person, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Corporation; or (2) that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation; and (D) if elected as a director, will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors (which will be promptly provided following a request therefor)

> Such representation and agreement is attached hereto as Exhibit C-2. By this Notice, Mill Road Capital requests that the Company provide it with copies of its corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and all of its other policies and guidelines applicable to directors.

Section 2.10(a)(ii)(A) of Article II of the Bylaws

If such notice pertains to the nomination of directors, as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and (2) the information required to be submitted by nominees pursuant to Section 2.9(a)(i) above

> Mr. Lynch, 65, is the Senior Managing Director and Founder of Mill Road Capital Management LLC, a private investment firm focused on investing in, and partnering with, small publicly traded companies in the U.S. and Canada. Mr. Lynch began his investing career at Blackstone and has since founded and organized two investment funds. He founded Mill Road Capital Management in 2004. Mr. Lynch has served on the board of more than fifteen public, private, and not-for-profit organizations, including the Panera Bread Company. Since May 2023, he has served on the Noodles & Company Board of Directors. He previously served on that Board of Directors from March of 2017 to July of 2019.

Mr. Lynch earned a B.A. in Political Economy & Philosophy from Williams College, a Master of Philosophy from Oxford University, and an M.B.A. from Stanford University.

Mr. Lynch has significant experience in finance and public company operations.

Other than as otherwise set forth in this Notice, Mr. Lynch does not own, beneficially or of record, any shares of Common Stock or any other capital stock of the Company.

Mill Road Capital does not believe that any information concerning Mr. Lynch would be required to be disclosed in a proxy statement soliciting proxies for the election of Mr. Lynch as a director of the Company in an election contest, other than information otherwise disclosed in the Notice.

Exhibit C-2

Lynch Undertaking

Consent

I hereby consent to being a nominee of Mill Road Capital III, L.P. ("**Mill Road Capital**") for election as a director of Landsea Homes Corporation, a Delaware corporation (the "**Company**"), at the annual meeting of the stockholders of the Company to be held in 2025 or any special meeting of stockholders held in lieu thereof, to being named as a nominee in any and all proxy statements and in any and all other proxy solicitation materials proposed by the Company or Mill Road Capital in connection with the solicitation of proxies in favor of the election of directors of the Company, and to serving as a director of the Company if elected. I intend to serve as a director of the Company, if so elected, for the full term for which I have been nominated.

I hereby represent and agree that: (i) I am not and will not become a party to any agreement, arrangement or understanding with, and have not given any commitment or assurance to, any person or entity: (1) as to how I, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Company; or (2) that could limit or interfere with my ability to comply, if elected as a director, with my fiduciary duties under applicable law; (ii) I am not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Company, provided, that while I have no present plan or intention to enter into any such agreement, arrangement or understanding with any person or entity other than the Company, I make this representation without prejudice to my ability to enter

into any such agreement with prompt disclosure to the Company; and (iii) if elected as a director,

I will comply with all of the Company's corporate governance, conflict of interest,

confidentiality, and stock ownership and trading policies and guidelines, and any other

Company's policies and guidelines applicable to directors.

/s/ Thomas E. Lynch
Thomas E. Lynch

Dated March 3, 2025

Nominee Information for Deven H. Petito

Section 2.9(a)(i) of Article II of the Bylaws

A written representation and agreement, which shall be signed by such person and pursuant to which such person shall represent and agree that such person: (A) consents to serving as a director if elected and (if applicable) to being named in the Corporation's proxy statement and form of proxy as a nominee, and currently intends to serve as a director for the full term for which such person is standing for election; (B) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity: (1) as to how the person, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Corporation; or (2) that could limit or interfere with the person's ability to comply, if elected as a director, with such person's fiduciary duties under applicable law; (C) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation; and (D) if elected as a director, will comply with all of the Corporation's corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and any other Corporation policies and guidelines applicable to directors (which will be promptly provided following a request therefor)

> Such representation and agreement is attached hereto as <u>Exhibit D-2</u>. By this Notice, Mill Road Capital requests that the Company provide it with copies of its corporate governance, conflict of interest, confidentiality, and stock ownership and trading policies and guidelines, and all of its other policies and guidelines applicable to directors.

Section 2.10(a)(ii)(A) of Article II of the Bylaws

If such notice pertains to the nomination of directors, as to each person whom the stockholder proposes to nominate for election or re-election as a director: (1) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to and in accordance with Regulation 14A under the Exchange Act; and (2) the information required to be submitted by nominees pursuant to Section 2.9(a)(i) above

> Mr. Petito, 40, is a Management Committee Director of Mill Road Capital Management LLC, where he has worked since 2014. Mill Road Capital Management is an investment firm that manages multiple funds and focuses on investing in, and partnering with, small publicly traded companies in the U.S. and Canada. Mr. Petito is responsible for leading public equity and private equity investments for Mill Road's funds. Prior to becoming a Management Committee Director of Mill Road in November 2022, Mr. Petito was a Managing Director of Mill Road from January 2022 to November 2022 and, prior to January 2020 and continuing through November 2022, a Principal of Mill Road. Mr. Petito previously worked in the private equity group at Kohlberg Kravis Roberts & Co.

(KKR) and, prior to KKR, in the investment banking division at Morgan Stanley. Mr. Petito holds an AB in Economics from Princeton University and an MBA from Harvard Business School.

Mr. Petito is currently a board member of MRMMK Hold Co. and Superior Industries International, Inc., a New York Stock Exchange-traded designer and manufacturer of aluminum wheels for sale to original equipment manufacturers, where Mr. Petito sits on the Nominating and Corporate Governance Committee.

Mr. Petito provides valuable financial, strategic and transactional experience gained from his many years of experience in investment banking and private equity.

Mr. Petito does not own, beneficially or of record, any shares of Common Stock or any other capital stock of the Company.

Mill Road Capital does not believe that any information concerning Mr. Petito would be required to be disclosed in a proxy statement soliciting proxies for the election of Mr. Petito as a director of the Company in an election contest, other than information otherwise disclosed in the Notice.

Exhibit D-2

Petito Undertaking

Consent

I hereby consent to being a nominee of Mill Road Capital III, L.P. ("**Mill Road Capital**") for election as a director of Landsea Homes Corporation, a Delaware corporation (the "**Company**"), at the annual meeting of the stockholders of the Company to be held in 2025 or any special meeting of stockholders held in lieu thereof, to being named as a nominee in any and all proxy statements and in any and all other proxy solicitation materials proposed by the Company or Mill Road Capital in connection with the solicitation of proxies in favor of the election of directors of the Company, and to serving as a director of the Company if elected. I intend to serve as a director of the Company, if so elected, for the full term for which I have been nominated.

I hereby represent and agree that: (i) I am not and will not become a party to any agreement, arrangement or understanding with, and have not given any commitment or assurance to, any person or entity: (1) as to how I, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Company; or (2) that could limit or interfere with my ability to comply, if elected as a director, with my fiduciary duties under applicable law; (ii) I am not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Company with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Company, provided, that while I have no present plan or intention to enter into any such agreement, arrangement or understanding with any person or entity other than the Company, I make this representation without prejudice to my ability to enter

into any such agreement with prompt disclosure to the Company; and (iii) if elected as a director,

I will comply with all of the Company's corporate governance, conflict of interest,

confidentiality, and stock ownership and trading policies and guidelines, and any other

Company's policies and guidelines applicable to directors.

/s/ Deven Petito
Deven Petito

Dated March 3, 2025